NEWS RELEASE

                                  EXHIBIT 99.2

                                 [RETALIX LOGO]


Contact - North America              Contact - International
Allan E. Jordan                      Motti Gadish
The Global Consulting Group          Retalix Ltd.
+1-646-284-9400                      +972-9-776-6611
ajordan@hfgcg.com                    Motti.Gadish@retalix.com


               Retalix Delays Release of 2005 Audited Results and
                          Filing of 2005 Annual Report


Ra'anana, Israel, July 18, 2006 - Retalix(R) Ltd. (NasdaqGS: RTLX) announced today that it has further delayed the release of its audited consolidated financial statements for the year ended December 31, 2005 and the filing of its Annual Report on Form 20-F for 2005 with the U.S. Securities and Exchange Commission in order to permit its management and new auditors additional time to finalize the audit and related procedures. The company and its auditors are reevaluating the recognition of revenues related to a certain customer transaction performed in December 2004, as well as the accounting treatment of specific issues in fiscal year 2005.

As a result, Retalix anticipates certain changes to its previously published financial results for the fiscal years 2004 and 2005. The Company estimates that the impact of the change for 2004 will be a reduction of net income in the range of $0.8 million to $1.2 million, compared to the previously published results, due to a deferral of revenues that will be recognized during the years 2005-2007. The Company estimates that the impact of the changes for 2005 will be a reduction of net income in the range of $0.2 million to $0.8 million, compared to the previously published results.

Retalix intends to release its audited financial statements and file the Annual Report on Form 20-F for 2005 as soon as possible following the completion of these procedures.

"The accelerated growth of Retalix in recent years, with various subsidiaries and numerous customer projects across five continents, has made our financial reporting a very complex process", said Barry Shaked, President and CEO of Retalix Ltd. "Our annual audit has been further complicated by the fact that we appointed new independent auditors and acquired two significant subsidiaries in 2005."

During the year-end audit, a few matters were raised by Retalix's new auditor, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, in the course of their review of the Company's public filings. Retalix is engaged in ongoing discussions with the new auditor and the Company's prior auditor, Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, regarding both its 2005 and 2004 financial statements. As a result, Retalix anticipates that it will make revisions to its financial results for the fiscal year 2005, initially published on March 27, 2006, and a restatement of its financial results for the fiscal year 2004, filed as part of its Annual Report on Form 20-F for 2004 in March 2005. These revisions will reflect certain changes in timing of the recognition of revenues in 2004 and 2005, and for the fiscal year 2005 - accounting treatment related to acquisitions, reallocations among Retalix's classes of revenues, and other expense issues. The estimated impact of these changes is mentioned above.

Shaked added: "Despite the delays that have occurred in our year-end audit, I feel that the process we are going through with our new auditors is a healthy one for the longer term, ensuring that we maintain the highest standards of accountability and visibility."

About Retalix
Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

Retalix on the Web: www.retalix.com.

Retalix(R) is a registered trademark of Retalix Ltd. in the United States and/or other countries.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements include the statement that Retalix intends to file its audited financial statements and Annual Report on Form 20-F for 2005 as soon as practicable and that Retalix anticipates revising its 2005 results and restating its 2004 results and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. For example, the procedures necessary to complete the financial statements or Annual Report may take longer than currently anticipate or Retalix may determine that additional revisions or restatements are appropriate beyond those already contemplated. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
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